March 24, 2023

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020-1001

United States of America

T: +1 212 506 2500

F: +1 212 262 1910

mayerbrown.com

Edward S. Best

Partner

T: 1 312 701 7100

ebest@mayerbrown.com

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:    Nvni Group Limited

          Confidential Submission of Draft Registration Statement on Form F-4

          CIK No. 0001965143

Ladies and Gentlemen:

On behalf of our client, Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-4 (the “Registration Statement”) of the Company as an “emerging growth company” pursuant to Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement. The Form F-4 is being filed in connection with the Company’s business combination with Mercato Partners Acquisition Corporation (“Mercato”).

The Company undertakes to publicly file the Registration Statement and its non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting in this confidential submission the following components of the Registration Statement: (a) the Company’s audited financial statements for the year ended December 31, 2022, (b) Mercato’s audited financial statements for the year ended December 31, 2022 and (c) the unaudited pro forma condensed combined financial information for the year ended December 31, 2022. The Company undertakes to include all required financial information, including those listed above, upon their availability, prior to the public filing of the Registration Statement.

If you have any questions regarding this confidential submission, please do not hesitate to contact me at (312) 701-7100 or ebest@mayerbrown.com.

Very truly yours,

/s/ Edward S. Best

Edward S. Best

Partner